Mail Stop 4720

September 17, 2009

Via Facsimile and U.S. Mail

Ross A. Hyams
Associate General Counsel
Covance Inc.
210 Carnegie Center
Princeton, NJ 08540

Re: Covance Inc.
　　　Form 10-K for the Fiscal Year Ended December 31, 2008
　　　Filed March 2, 2009
　　　File Number: 001-12213

Dear Mr. Hyams:

　　　　We have completed our review of your Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008 and have no further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director